EXHIBIT 1.02

Gildan Activewear Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

Gildan Activewear Inc. (“Gildan” or the “Company”) is submitting this conflict minerals report (the “CM Report”) in conjunction with its filing of its special disclosure report on Form SD as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 adopted by the U.S. Securities and Exchange Commission (the “SEC”) and known as the “conflict minerals rule” (the “Conflict MineralsRule”). The Conflict Minerals Rule implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which requires issuers of securities that are required to file annual and quarterly reports with the SEC to publicly disclose certain information regarding tantalite (coltan; i.e. tantalum), cassiterite (i.e. tin), wolframite (i.e. tungsten) and gold (the “3TGs”) necessary to the production or functionality of products that they manufacture or contract to manufacture.  The Company’s CM Report describes the Company’s due diligence process, including the measures taken to determine whether 3TGs in products that the Company manufactures or contracts to manufacture  originated in the Democratic Republic of Congo (“DRC”) or adjoining countries (the “Covered Countries”).

This CM Report covers calendar year 2013, which is the first reporting period (the “2013Reporting Period”).

I.	About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour®, Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international printwear markets. The Company is also one of the largest suppliers of branded athletic, casual and dress socks for a broad spectrum of retailers in the U.S. The Company is also developing Gildan® as a consumer brand for underwear and activewear.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin. Gildan has over 37,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.  Information contained in or otherwise accessible through websites mentioned herein does not form part of this report.   All references in this report to websites are inactive textual references and are for your information only.

Due to its position as a downstream manufacturer and distributor of finished products, Gildan does not directly source any minerals from mines, smelters or refiners. 3TGs included in Gildan’s products are in components acquired from suppliers, and Gildan is typically several steps removed from the origin of the ores.

II.	Steps undertaken to determine the origin of 3TGs contained in Gildan’s Products

As required by the Conflict Minerals Rule, Gildan has taken the following steps:

1.	identified products manufactured or contracted to be manufactured by Gildan that contain 3TGs necessary for their production or functionality;

2.	conducted a reasonable country of origin inquiry (the “RCOI”) designed to determine such 3TGs’ origin; and

3.	exercised due diligence on the 3TGs’ source and chain of custody (the “DueDiligence”).

1.	Identification of Products Containing 3TGs

i)	Neutronic Activation Analysis:

Gildan reviewed bills of materials and product composition data for its entire range of products manufactured and sourced during the 2013 Reporting Period in order to identify all metallic components contained therein and necessary for the production or functionality of such products. Samples of all metallic components so identified were sent to a Quebec-based accredited external laboratory to conduct neutronic activation analysis, a nuclear process used for determining the concentrations of elements in materials. Certain zippers (including pulls and stops), buttons, grommets, hooks and buckles, all necessary for the functionality of their respective products, as described below, (the “Metallic Components”) revealed small amounts (in all cases less than three thousand (3000) parts per million) of tin as well as trace amounts (in all cases less than one (1) part per million) of tantalum, tungsten and gold.

Some other metallic components were deemed to be unnecessary to the final product’s generally expected function, use or purpose, and were thus excluded from the coverage of the Conflict Minerals Rule. As a result, the minerals found in such components were excluded from the scope of Gildan’s RCOI and their origin is not discussed in this CM Report, all in accordance with the Conflict Minerals Rule.

Gildan does not require from its suppliers that any Metallic Component used in its products contains 3TGs.

ii)	“Functionality” of the identified 3TGs in the Metallic Components:

As per information received from Gildan’s suppliers, the tin found in the Metallic Components was intentionally added during production to render the applicable components more flexible.  The trace amounts of tantalum, tungsten and gold revealed during the neutronic activation analysis are not intentionally added to the components and are not necessary to the Metallic Components’ generally expected function, use or purpose.  These trace amounts of tantalum, tungsten and gold are presumed to be mere natural contaminants.

Since tantalum, tungsten and gold are not necessary to the functionality of the Metallic Components, such minerals were excluded from the scope of Gildan’s RCOI and their origin is not discussed in this CM Report, all in accordance with the Conflict Minerals Rule.

As a result, Gildan’s products subject to the Conflict Minerals Rule analysis and containing tin are: (a) knit tops with zippers, (b) hats that have metal top buttons, buckles and grommets, and (c) towels that have hooks and grommets (the “Products”). Gildan manufactures the knit tops in its own vertically-integrated facilities but sources the hats and towels from third party suppliers.

2.	Reasonable Country of Origin Inquiry

Gildan’s RCOI focused on the Company’s direct suppliers of the Metallic Components for the Products or direct suppliers contracted to manufacture products containing the Metallic Components for the Products. Gildan retained the services of a third-party audit and consulting service provider to assist it in preparing and conducting its RCOI.

i)	Reasonably designed and performed in good faith:

The RCOI was conducted by sending questionnaires to the three (3) suppliers procuring the Metallic Components for the Products or contracted to manufacture products containing the Metallic Components for the Products (each a “Supplier” and collectively the “Suppliers”). These Suppliers account for less than 1% of Gildan’s total suppliers of materials used in products that the Company manufactured or that the Company contracted to manufacture in 2013.  Gildan requested that each Supplier complete the Conflict Free Sourcing’s Initiative’s (CFSI) Conflict Minerals Reporting Template, which was created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as a common means for the collection of sourcing information related to conflict minerals. This reporting template is a common data collection tool used across industries by companies with and without direct smelter relationships, and its questions are designed to generate necessary representations required to make determinations about the origin of the 3TGs.

ii)	RCOI results:

All Suppliers responded to the Company’s inquiry by completing the Conflict Minerals Reporting Template and represented that the tin found in the Metallic Components originated outside the Covered Countries and/or was from recycled or scrap sources. In particular, all Suppliers (a) provided names of smelters they believe to be involved in the smelting of the tin

(all those smelters are located outside of the Covered Countries), and (b) declared that they had received the completed Conflict Minerals Reporting Template from some or all of their own upstream suppliers.

One of the three Suppliers provided the Company with a written statement of “conflict-free” minerals for the 2013 Reporting Period and named smelters that either (i) were listed as Conflict-Free Tin Smelters under the Conflict-Free Smelter Program list provided by the Conflict-Free Smelter Initiative or (ii) had conducted their own reasonable country of origin inquiry and determined themselves to be “conflict-free”. In addition, since this Supplier also represented (i) that it has in place a policy for DRC conflict-free sourcing, (ii) that it requests and receives from its direct suppliers assurances that their products are DRC conflict-free, (iii) that it verifies the due diligence information received from its direct suppliers, and (iv) that it has in place corrective action management procedures, the Company determined that it had no reason to believe that this Supplier’s representations were false or inaccurate and determined that it had no reason to believe that the tin found in certain Metallic Components included in its knit tops may have originated from the Covered Countries.

However, Gildan identified the following weaknesses in the representations of its other two Suppliers: (a) they had not implemented a policy for “conflict-free” sourcing, which means sourcing minerals that do not directly or indirectly finance or benefit armed groups in the Covered Countries, (b) they had not expressly required their respective upstream suppliers to be conflict-free, (c) they had not conducted due diligence (other than receiving completed Conflict Minerals Reporting Templates from their own suppliers) and (d) they had not obtained documents evidencing the identity of the named smelters and/or refiners. Gildan considered these to be weaknesses in its Suppliers’ representations because they did not provide the Company with satisfactory evidence that these two Suppliers were able to verify the origin of the tin found in their Metallic Components. As a result, Gildan was not able to determine that the Metallic Components necessary to the functionality of Products manufactured by these two Suppliers contained tin that originated outside the Covered Countries or came from recycled or scrap sources. Gildan determined that the Products sourced from these two Suppliers represented less than 0.2% of its 2013 consolidated sales.

Follow-up communications with these Suppliers, as appropriate, to obtain further information and review of documentary evidence to substantiate these Suppliers’ representations were inconclusive. Thus Gildan exercised due diligence in an effort to establish the source and chain of custody of the tin in these Metallic Components.

3.	Due Diligence

Gildan’s due diligence process employed the standards of the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (2013).  Gildan followed the five steps set forth in the OECD guidance as described below.

i)	Establishment of strong company management systems:

To ensure that Gildan addresses the risks associated with minerals potentially originating from the Covered Countries, Gildan has implemented, or is in the process of implementing, the following Company-wide management systems:

a.
Adoption and communication to suppliers and the public of Gildan’s Conflict Minerals Policy expressing Gildan’s commitment to the avoidance of use of conflict minerals which directly or indirectly finance or benefit armed groups in the Covered Countries.

b.
Engagement of the Procurement, Sourcing and Corporate Social Responsibility departments, as well as the Legal department at Gildan’s corporate head office, to support the global supply chain due diligence process relating to the 3TGs.

c.
Obtaining from its immediate upstream suppliers of Metallic Components or immediate suppliers contracted to manufacture finished products containing Metallic Components a commitment to Gildan’s Conflict Minerals Policy by incorporating conflict-free requirements in contracts with such suppliers.

d.
Establishment of a system of controls and transparency over the minerals supply chain by requesting all immediate upstream suppliers of Metallic Components, or immediate suppliers contracted to manufacture finished products containing Metallic Components, to annually certify the absence of 3TGs originating from the Covered Countries and to provide documentary evidence thereof. New immediate suppliers will be required to provide ad hoc certification and documentary evidence. Such certifications and records are to be kept at Gildan’s corporate head office.

ii)	Identification and assessment of risk in the supply chain:

Through Gildan’s RCOI as well as through follow-up discussions with its two Suppliers whose responses to its inquiries presented weaknesses as discussed above, Gildan aimed to confirm, to the best of its ability, the identity of the intermediate suppliers as well as the identity of smelters and/or refiners in its supply chain. Both Suppliers were able to provide documents such as invoices, packing lists and origin certificates confirming the identity and location of intermediate suppliers, but were not able to provide documentary evidence of the identity of the smelters and/or refiners.

Due to the uncertainty surrounding the identity of these smelters and/or refiners, it was not possible for the Company to assess whether the smelters and/or refiners identified by the two Suppliers had carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas. Gildan identified this uncertainty as the main risk in its determination of the origin of the tin used in the Metallic Components found in the Products contracted to manufacture from these two Suppliers.

iii)	Design and implementation of a strategy to respond to identified risks:

The identified risk was communicated to the Procurement, Sourcing and Corporate Social Responsibility departments of the Company, and in particular to senior management responsible for these departments. The communication outlined the information gathered and the risks identified in the supply chain risks assessment. The results of the RCOI and due diligence process were also communicated to the Audit and Finance Committee of the Company’s Board of Directors.

Upon evaluation of the identified risks, the following risk management plan was devised and adopted in order to prevent and mitigate adverse impacts:

a)	Written communications were sent to the Suppliers informing them of Gildan’s Conflict Minerals Policy and requesting their compliance therewith commencing as of the 2014 calendar year;

b)
The Suppliers were also requested to ensure sourcing of tin from smelters under the Conflict-Free Smelter Program and to provide documentary evidence thereof commencing as of the 2014 calendar year; and

c)
The Corporate Social Responsibility department, in conjunction with the Legal department, will monitor the performance of the risk mitigating measures and will periodically report back to senior management.

iv)	Independent third-party audit:

As a downstream supplier of finished products, Gildan has no direct commercial relationships with smelters and relies on processes put in place by its upstream suppliers. As such, Gildan did not request or conduct an independent third-party audit of smelters.

v)	Report on supply chain due diligence:

Gildan is reporting annually on its supply chain due diligence by preparing this CM Report and making it publicly available on its website at the following address: http://www.genuinegildan.com/en/product/raw-material/.

4.	List of Known Smelters

As a result of our RCOI and due diligence survey, we have obtained from our Suppliers the following names of facilities that we reasonably believe have smelted and/or refined the necessary 3TGs in some of the Metallic Components. Out of these six (6) smelters, five (5) appear on the Conflict-Free Smelter Program list:

Known Smelter Identity	Smelter Facility Location	Conflict-Free Smelter Program List
Minsur S.A. Tin Metal	Peru	Yes
Cookson (also known as Alpha Metals)	United States	Yes
Yunnan Tin Company Limited	People’s Republic of China	Yes
Malaysia Smelting Corp. (MSC)	Malaysia	Yes
Mitsubishi Material	Japan	Yes
Melt Metais E Ligas	Brazil	No